Securities and Exchange Commission,
                           Washington, D.C. 20549

                               SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)


                             TUTOGEN MEDICAL, INC.
------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 901 107 10 2
------------------------------------------------------------------------------
                                (CUSIP Number)

                    Thomas W. Pauken, Liquidating Trustee
                 Capital Partners II, Ltd. Liquidating Trust
              (successor to Renaissance Capital Partners II, Ltd.)
                        5646 Milton Street, Suite 900
                             Dallas, Texas 75206
                                (214) 378-9340
------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                        Receive Notices and Communications)

                              December 20, 2000
------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box.                                                [  ]




NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Sec. 240.13d-7(b) for other parties to whom copies are to be sent.


[PAGE]

     CUSIP No. 901 107 10 2
------------------------------------------------------------------------------
(1)   Names of reporting persons
      I.R.S. Identification Nos. of above persons (entities only)

      Capital Partners II, Ltd. Liquidating Trust 75-6590369
------------------------------------------------------------------------------
(2)   Check the appropriate box if a member of a group

      [  ]
------------------------------------------------------------------------------
(3)   SEC use only


------------------------------------------------------------------------------
(4)   Source of funds

      WC, OO
------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

      [  ]
------------------------------------------------------------------------------
(6)   Citizenship or place of organization

      Texas
------------------------------------------------------------------------------
(7)   Number of shares beneficially owned by each reporting person with:
      Sole voting power

      7,905,908
------------------------------------------------------------------------------
(8)   Shared voting power

      0
------------------------------------------------------------------------------
(9)   Sole dispositive power

      7,905,908
------------------------------------------------------------------------------
(10)  Shared dispositive power

      0
------------------------------------------------------------------------------
(11)  Aggregate amount beneficially owned by each reporting person

      7,905,908
------------------------------------------------------------------------------
(12)  Check if the aggregate amount in Row (11) excludes certain shares

      [  ]
------------------------------------------------------------------------------
(13)  Percent of class represented by amount in Row (11)

      53.24 %
------------------------------------------------------------------------------
(14)  Type of reporting person

      OO
------------------------------------------------------------------------------

[PAGE]

Item 1.  Security and Issuer

   The Schedule 13D filed by Renaissance Capital Partners II, Ltd. on February 10, 1999 with respect to securities of Tutogen Medical, Inc., as amended by Amendment No. 1, is hereby further amended as set forth in this Amendment No.
2. Except as amended herein, the disclosure contained in the original Schedule 13D, as amended, remains in effect. Capitalized terms used but not defined herein shall have the meanings ascribed in the original Schedule 13D.

Item 2.  Identity and Background

   Item 2 is amended by adding the following paragraph at the end of such item:

   Substantially all of the securities subject to this Schedule 13D were transferred by Renaissance Capital Partners II, Ltd. to Capital Partners, II Ltd. Liquidating Trust (the "Trust"), a trust formed solely for the purpose of providing for the orderly liquidation of the Partnership's assets, on November 17, 2000. Accordingly, the term "Filing Party" now refers to the Trust. Thomas
W. Pauken, Liquidation Trustee of the Partnership, is the Liquidation Trustee of the Trust, and the business address of the Trust is the same as that previously reported by the Partnership.

Item 3.  Source and Amount of Funds or Other Consideration

   The funds used to exercise the options referred to in Item 5 were working capital of the Filing Party; the funds used to exercise the common stock purchase warrants referred to in Item 5 were borrowed from Sulzer Medica USA Holding Co. Pursuant to a Loan Agreement and related Pledge Agreement dated as of December 20, 2000, the Filing Party borrowed $950,000, secured by a pledge of 700,000 Shares of common stock of the Company.

Item 5.  Interest in Securities of Issuer

   (a) As of January 9, 2000, after the three transactions described in Item 5(c), the Filing Party is the beneficial owner of 7,905,908 Shares, representing approximately 53.24% of the outstanding shares of the Company (including for this purpose Shares issuable upon exercise of presently exercisable options to purchase 1,000 Shares).

   (b) The Filing Party has the sole power to vote and to dispose of the Shares which are the subject of this statement.

   (c) The Filing Party has not engaged in any transactions involving securities of the Company within the past sixty days, except the following transactions, each of which was directly with the Company:

        (1) On December 19, 2000, the Filing Party exercised options to purchase 2,500 Shares at an exercise price of $2.22 per Share.

        (2) On December 20, 2000, the Filing Party exercised common stock purchase warrants to purchase 300,000 Shares, at an exercise price of $1.50 per share.

        (3) On December 20, 2000, the Filing Party exercise common stock purchase warrants to purchase 400,000 Shares, at an exercise price of $1.25 per Share.

Item 7.  Material to be Filed as Exhibits.

   Exhibit 99.1 Loan Agreement dated as of December 20, 2000, between Sulzer Medica USA Holding Co. and Capital Partners II, Ltd. Liquidating Trust (incorporated by reference to Exhibit 99.3 to the Schedule 13D/A (Amendment No. 2) filed by Sulzer Medica USA, Inc. on January 5, 2001).

   Exhibit 99.2 Pledge Agreement dated December 20, 2000, between Sulzer Medica USA Holding Co. and Capital Partners II, Ltd. Liquidating Trust (incorporated by reference to Exhibit 99.4 to the Schedule 13D/A (Amendment No. 2) filed by Sulzer Medica USA, Inc. on January 5, 2001).


                                    SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2001            CAPITAL PARTNERS II, LTD. LIQUIDATING TRUST

                                  By:     _____/s/__________
                                  Name:   Thomas W. Pauken
                                  Title:  Liquidating Trustee